UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-23938

     (Check One)

     |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q

     |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

     For period ended March 31, 2006

     |_| Transition Report on Form 10-K

     |_| Transition Report on Form 20-F

     |_| Transition Report on Form 11-K

     |_| Transition Report on Form 10-Q

     |_| Transition Report on Form N-SAR

         For the transition period ended
                                         ---------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant Safety Components International, Inc.

     Former name if applicable Not applicable

     Address of principal executive office (Street and number) 41 Stevens Street

     City, state and zip code Greenville, South Carolina 29605

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report,  semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

      On April 25, 2006 the Audit Committee of the Company's Board of Directors dismissed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm and determined to engage KPMG LLP as the Company's new independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending December 31, 2006. Because of the closeness of the date of the Company's engagement of KPMG LLP to the due date for the Company's Quarterly Report on Form 10-Q, the Company did not afford KPMG LLP sufficient time before the due date of the Form 10-Q to conduct the review of the Company's financial statements as of and for the three months ended March 31, 2006 to be included in the Form 10-Q as required by Rule 10-1(d) of Regulation S-X without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

   Brian P. Menezes.                              (864)          240-2600
--------------------------------------------------------------------------------
    (Name)                                    (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report the results of operations set forth below in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006:

      (In thousands)                                          Quarter ended      Quarter ended
                                                              March 31, 2006     March 31, 2005
                                                              ---------------------------------
      Net sales                                                  $ 56,760           $ 58,612
      Cost of sales, including depreciation                        50,715             50,474
      Selling, general and administrative expenses                  3,931              4,371
      Other (income) expense, net                                    (189)               439
      Interest expense                                                179                175
      Provision for income taxes                                      885              1,088
      Minority interest                                              (130)              (125)
      Equity in loss from unconsolidated affiliate                      9                 --
      Net income                                                    1,360              2,190

Quarter Ended March 31, 2006 Compared to Quarter Ended March 31, 2005.

      NET SALES. Net sales decreased $1.9 million, or 3.2%, to $56.8 million for the quarter ended March 31, 2006 compared to the quarter ended March 31, 2005. North American operations' net sales decreased approximately $2.8 million, or 10.5%, and net sales for European operations decreased $24,000, or 0.1%, compared to the quarter ended March 31, 2005. The decrease in net sales resulted primarily from declining volumes on some of the Company's current airbag cushion programs for vehicle platforms that phase out during 2006. The Company's operation in China had net sales of $1.0 million arising from the gradual ramp-up of new programs awarded during the quarter ended March 31, 2006 as compared to zero for the quarter ended March 31, 2005. The decrease of net sales for European operations included the adverse effect of approximately $2.8 million of unfavorable changes in foreign currency exchange rates compared to the quarter ended March 31, 2005.

      COST OF SALES, INCLUDING DEPRECIATION. Cost of sales increased $241,000, or 0.5%, to $50.7 million for the quarter ended March 31, 2006 compared to the quarter ended March 31, 2005. Cost of sales as a percentage of net sales increased to 89.3% for the quarter ended March 31, 2006 from 86.1% for the quarter ended March 31, 2005. The increase in cost of sales in amount and as a percentage of net sales is a result of the continued production ramp up expenses at the China and South Africa joint ventures and the cost increases for raw materials as noted earlier, offset by a decrease in depreciation expense of approximately $371,000 due to the maturation of the depreciable lives of certain property, plant and equipment.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased $440,000, or 10.1%, to $3.9 million for the quarter ended March 31, 2006 compared to the quarter ended March 31, 2005. The decrease in selling, general and administrative expenses is attributable primarily to reduced professional services costs of approximately $400,000. Selling, general and administrative expenses as a percentage of net sales decreased to 6.9% for the quarter ended March 31, 2006 from 7.5% for the quarter ended March 31, 2005 as a result of the above.

      OTHER (INCOME) EXPENSE, NET. The Company recognized other income, net of $189,000 for the quarter ended March 31, 2006 compared to other expense, net of $439,000 for the quarter ended March 31, 2005. Other income, net was realized primarily from foreign transaction gains from the revaluation of intercompany balances between the Company's European subsidiaries and the U.S. parent company and partially offset by losses of approximately $229,000 resulting from recording the fair values of the Company's derivative forward contracts. Net foreign transaction gains of approximately $425,000 during the quarter ended March 31, 2006 resulted from positive changes in foreign currency exchange rates of approximately 2.0% from those at December 31, 2005. Net foreign transaction losses during the quarter ended March 31, 2005 resulted primarily from negative changes in foreign currency exchange rates of approximately 3.9% from those at December 31, 2004.

      INTEREST EXPENSE. Interest expense increased $4,000, or 2.3%, to $179,000 for the quarter ended March 31, 2006 compared to the quarter ended March 31, 2005. The average weighted interest rate for all Company debt increased to 6.6% from 5.0% while the average outstanding debt decreased to $7.4 million from $8.1 million for the quarter ended March 31, 2006 as compared to the quarter ended March 31, 2005. Because a substantial portion of the Company's debt bear interest at variable rates based on the prime rate, the increase in the Company's average weighted interest rate is primarily attributable to increases of 200 basis points in the prime rate over the past 12 months.

      PROVISION FOR INCOME TAXES. The provision for income taxes for the quarter ended March 31, 2006 was approximately $885,000 compared to approximately $1.1 million for the quarter ended March 31, 2005. The Company's effective tax rate for the quarter ended March 31, 2006 was 41.7% compared to 34.5% for the quarter ended March 31, 2005. The higher effective tax rate for the quarter ended March 31, 2006 is primarily the result of the Company not recognizing a tax benefit for losses incurred at its joint venture operations in China and South Africa.

      MINORITY INTEREST. The China joint venture began producing and selling airbag cushions in October 2005, and the South Africa joint venture began selling airbag cushions in March 2006. Minority interest in loss of consolidated subsidiaries represents the amount of loss attributable to the Company's unaffiliated joint venture partners for the pre-production activities and operating results from the South Africa and China joint ventures.

      EQUITY IN LOSS FROM UNCONSOLIDATED AFFILIATE. The Company recognized equity in loss from unconsolidated affiliate of $9,000 for the quarter ended March 31, 2006 compared to $0 for the quarter ended March 31, 2005. Equity in loss from unconsolidated affiliate was realized from the Company's share in the losses of the unconsolidated affiliate in which the Company acquired its 49% ownership interest in September 2005.

      NET INCOME. The Company's net income was $1.4 million for the quarter ended March 31, 2006 compared to $2.2 million for the quarter ended March 31, 2005. This change in net income resulted from a combination of the items discussed above.

                      Safety Components International, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 16, 2006                      By: /s/ William F. Nelli
                                            --------------------
                                            William F. Nelli.
                                            Controller

      Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.